

16012610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. H. Hill Securities, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1543 Green Oak Place Suite 100
(No. and Street)

Kingwood	TX	77339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan H. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. H. Hill Securities, LLLP, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Robbi M. Cole
Commission Expires
09-18-2017

Signature

Financial Operations Officer
Title

Robbi M. Cole
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oo0oo--

CONTENTS

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D. H. HILL SECURITIES, LLLP
Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Current assets		
Cash and cash equivalents	$ 101,702	$ 184,544
Investments	48,921	40,334
Commissions receivable, net of allowance	106,792	55,433
Marketing fees receivable, net of allowance	25,453	18,925
Accounts receivable	-	-
CRD deposits	557	1,321
Total Current Assets	283,425	300,557
Liabilities		
Accounts payable	$ -	$ 500
Commissions payable	95,036	52,254
Accrued expenses		
Total Liabilities	95,036	52,754
Commitments and contingencies		
Partners' Capital	188,389	247,803
Total Liabilities and Partners' Capital	$ 283,425	$ 300,557

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Operations
For Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Commissions	$ 1,950,838	$ 2,353,676
Unrealized gains	8,587	7,839
Other	194,550	377,923
Total Revenues	2,153,974	2,739,438
Expenses		
Commissions	1,392,127	1,786,615
General and administrative	751,261	912,231
Total Expenses	2,143,388	2,698,846
Net Income	$ 10,586	$ 40,592

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Changes in Partners' Capital
For Years Ended December 31, 2015 and 2014

	General Partner's Capital	Limited Partner's Capital	Total Partner's Capital
Balance, January 1, 2014	$ 16,131	$ 191,080	$ 207,211
Net income	812	39,780	40,592
Partners' withdrawals	-	-	-
Balance, December 31, 2014	$ 16,943	$ 230,860	$ 247,803
Net income	211.73	10,374.74	10,586
Partners' withdrawals	-	(70,000.00)	(70,000)
Rounding adjustment	-	-	-
Balance, December 31, 2015	$ 17,155	$ 171,235	$ 188,389

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Cash Flows
For Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net Income	$ 10,586	$ 40,704
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	0	0
Decrease (increase) in commissions and accounts receivable	(59,619)	45,948
Decrease (increase) in marketing fees receivable	(7,791)	4,466
Decrease (increase) in CRD deposits	764	44
Unrealized gain on securities	(8,587)	(6,863)
(Decrease) increase in accounts payable	(500)	(9,080)
(Decrease) increase in commissions payable	52,400	(33,580)
Net cash provided by operating activities	(4,160)	41,640
Net increase in cash	(82,842)	41,640
Cash and cash equivalents, beginning of year	184,544	142,904
Cash and cash equivalents, end of year	$ 101,702	$ 184,544

Supplemental Disclosures:

	2015	2014
Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ -	$ -

See Independent Auditors' Report and Notes to Financial Statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

D. H. Hill Securities, LLLP (the "Company") is a Kingwood, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Security Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investment, Ltd., L.L.P. to D. H. Hills Securities, LLP. In 2010 the Partnership filed a Certificate of Amendment to change the name of partnership from D. H. Hill Securities, LLP to D. H. Hill Securities, LLLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Description of Business

The Company, located in Kingwood, Texas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). D.H. Hill Securities, LLLP will not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable are recorded at the amount the Partnership expects to collect, which approximates fair value. Receivables shall be charged off to bad debt expense and the related allowance for doubtful accounts credited when they are deemed to be uncollectible. As of the balance sheet date, the Partnership has no uncollectible receivables.

Revenue Recognition

The company recognizes revenue form commission generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisition, and providing financial services for its clients. Revenues are recognized when earned.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain immaterial reclassifications have been made to prior year balances to conform to the 2014 financial statements presentation.

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns. In general, tax returns are subject to examination by the Internal Revenue Service for a period of three years. Currently, tax years 2011 to 2015 remain open to examination. The Partnership is current on all tax filings.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Commissions and Marketing Fees Receivable

Commissions and marketing fees receivable are recorded at net realizable value, which approximates fair value. Specific allowance made for known doubtful accounts. Historically the Partnership has not encountered significant uncollectible receivables. The allowance for doubtful accounts had a zero balance at both December 31, 2015 and 2014.

Liabilities

At both December 31, 2015 and 2014, liabilities consist of payables that are expected to be settled in less than one year.

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

At December 31, 2015, the Company had net capital of $141,864 which exceeded its requirement of $5,000 by $136,864. The Company had a ratio of aggregate indebtedness to net capital of .6699 to 1 at December 31, 2015.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i). The Company will not hold customer funds or safe keep customer securities.

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E – RENT

The rent expense was $7,243 in 2015. The amount represented the lease cost for the office space.

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, including employee costs, if the corporation chooses to do so. The Partnership paid $535,373 and $696,630 during the years ended December 31, 2015 and 2014, respectively. These entities are under common control, and the existence of that control could result in operating results or financial position of the Partnership significantly different from what would have resulted if the entities were autonomous.

NOTE G – FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts and commissions receivable. The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are o demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnership's receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant cred risk existed at December 31, 2015 and 2014. For the year ended December 31, 2015, twenty customers accounted for approximately 31% of revenues, each generating at least one percent of sales commissions.

NOTE H – MARKETABLE SECURITIES

Marketable securities consist of shares of domestic equity securities, with a cost basis of $13,036 at both December 31, 2015 and 2014. Fair value of marketable securities at the end of the periods consists of the following:

Fair valued at January 1, 2014	$ 40,334
Unrealized gain for 2015	8,587
Fair value at December 31, 2015	$ 48,921

NOTE I – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority
To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at January 31, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2015		
Mutual Funds	$ 0	$ 0
U.S. Equities	48,921.00	48,921.00
Total	$ 48,921.00	$ 48,921.00

The asset of liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used in December 31, 2014.

Domestic equities are valued at the quoted market price of shares held by the Partnership at year end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with the other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at Fair value as of December 31, 2015:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
January 31, 2015		
Mutual Funds	$ 0	$ 0
U.S. Equities	48,921.00	48,921.00
Total	$ 48,921.00	$ 48,921.00

NOTE J – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE K – NEW ACCOUNTING PRONOUNCEMENTS

The effects of accounting pronouncements that have been issued but have not yet taken effect are not believed to be material to the financial statements.

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

D. H. HILL SECURITIES, LLLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2015 and 2014

	2015	2014
Computation of Net Capital:		
Total partners' capital (from Statement of Financial Condition)	$ 188,389	$ 247,915
Total partners' capital qualified for net capital	$ 188,389	$ 247,915
Deductions: (Non-Allowable)		
Property and equipment, net	-	-
Commissions receivable in excess of commissions payable	11,756	3,291
Haircuts on securities pursuant to 15c3-1(f)	8,759	7,291
Other receivables	25,453	18,925
Petty cash	0	-
CRD Cash	557	1,321
Net capital	$ 141,864	$ 217,087
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 95,036	$ 53,202
Total aggregate indebtedness	95,036	53,202
Percentage of aggregate indebtedness to net capital	66.99%	24.51%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	6,336	3,547
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	6,336	5,000
Excess net capital	135,528	212,087
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2013)		
Net capital, reported in Company's Part II FOCUS Report (unaudited)	141,864	80,452
Audit adjustments:		
Adjustment to petty cash	-	(100)
Adjustment to haircut on Securities	-	-
Net capital per above	$ 141,864	$ 80,352

See Independent Auditors' Report.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

As of December 31, 2015, exemption is claimed pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). D. H. Hill Securities, LLLP will not hold customer funds or safe keep customer securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -


D.H. HILL SECURITIES, LLLP

1543 Green Oak Place Suite 100
Kingwood, Texas 77339
832-644-1852

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.:

Please be advised that D.H. Hill Securities, LLLP has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2015. D.H. Hill Securities, LLLP, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (Mutual Funds, Variable Products, Publicly Registered Non-traded Offerings, Private Placements, Managed Futures and Hedge Funds). D.H. Hill Securities, LLLP's past business has been of similar nature and has complied to this exemption since its inception, June 10, 1996.

Dan H. Hill, the Financial Operations Officer of D.H. Hill Securities, LLLP has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Dan H. Hill has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected D.H. Hill Securities, LLLP's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 832-644-1852.

Sincerely,



Dan H. Hill
Financial Operations Officer
D. H. Hill Securities, LLLP

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

To the Audit Committee

D.H. Hill Securities, LLLP
1543 Green Oak Place Suite 100

Kingwood TX 77339

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) D.H. Hill Securities, LLLP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which D.H. Hill Securities, LLLP claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) D.H. Hill Securities, LLLP stated that D.H. Hill Securities, LLLP met the identified exemption provisions throughout the most recent fiscal year without exception. D.H. Hill Securities, LLLP's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.H. Hill Securities, LLLP.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049475 FINRA
D. H. HILL SECURITIES, LLLP
1543 GREEN OAK PLACE SUITE 100
KINGWOOD TX 77339

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DAN H. HILL 832-644-1852

2. A. General Assessment (item 2e from page 2) $ 1,351

B. Less payment made with SIPC-6 filed (exclude interest) (62)
8/3/15 $53 & 10/1/15 $9
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,289

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,289

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,289

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D. H. HILL SECURITIES, LLLP
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)

Dated the 22 day of FEBRUARY, 20 16

FINANCIAL OPERATIONS OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning [illegible] and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,071,612
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	130,694
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,392,127
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	8,587
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,531,408
2d. SIPC Net Operating Revenues	$540,205
2e. General Assessment @ .0025	$1,351
	(to page 1, line 2.A.)

2

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive Suite 508 West
Southfield, MI 48075

To the Audit Committee

D.H. Hill Securities, LLLP
1543 Green Oak Place Suite 100

Kingwood TX 77339

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by D.H. Hill Securities, LLLP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating D.H. Hill Securities, LLLP, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). D.H. Hill Securities, LLLP's management is responsible for D.H. Hill Securities, LLLP compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $1,293.36.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, D.H. Hill Securities, LLLP had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 22, 2016